                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

      (Mark One)

      [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1996

      [   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                   THE SECURITIES EXCHANGE ACT OF 1934

                   For the transition period from ____ to ____

                        Commission file number 333-15835

       A.   Full title of the plan: Delta Funding Corp. 401(k) Profit Sharing
            Plan

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Delta Financial Corporation
                           1000 Woodbury Road, Suite 200
                           Woodbury, New York 11797

                              REQUIRED INFORMATION


     The Statement of Net Assets Available for Benefits of the Plan as of December 31, 1996 and the related Statement of Changes in Net Assets Available for Benefits and supplemental schedules for the year ended December 31, 1996, together with the Independent Auditors' Report and Consent are attached and filed herewith.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Committee under the Plan, which administers the Plan, has duly cause this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              DELTA FUNDING CORP.
                              401(K) PROFIT SHARING PLAN

                              By: /s/ HUGH MILLER
                                  -------------------
                                  Name:  Hugh Miller
                                  Title: Trustee

Dated:  June 30, 1997

                          INDEX OF FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES


                                                                         PAGES

Independent Auditors' Report                                                 4

Statement of Net Assets Available for Benefits                               5
      as of December 31, 1996 and 1995

Statements of Changes in Net Assets Available for                            6
      Benefits for the Year Ended
      December 31, 1996

Notes to Financial Statements                                              7-9

Supplemental Information

      Schedule 1-Assets Held for Investment Purposes                        10
      as of December 31, 1996

      Schedule 2-Reportable Transactions                                    11
      for the Year Ended December 31, 1996

Exhibits:
      Exhibit 1
      Independent Auditors' Consent








                          Independent Auditors' Report

To the Trustees of
the Delta Funding Corporation 401(K)
Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of Delta Funding Corporation 401(K) Profit Sharing Plan as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We  conducted  our  audits  in  accordance  with  generally   accepted  auditing
standards.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the  accounting  principles  used and  significant  estimates  made by management,  as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Delta Funding
Corporation 401(K) Profit Sharing Plan as of December 31, 1996 and 1995 and the changes in its net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audit was  conducted  for the  purpose  of  forming  an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held
For  Investment  Purposes and  Reportable  Transactions  are  presented  for the purpose  of  additional  analysis  and are  not a  required  part  of the  basic
financial   statements  but  are  supplementary   information  required  by  the
Department of Labor's Rules and Regulations  for Reporting and Disclosure  under the Employee Retirement Income Security Act of 1974. The supplemental  schedules have been subjected to the auditing procedures applied in the audit of the basic financial  statements  and,  in our opinion  are fairly  stated in all  material respects in relation to the basic financial statements taken as a whole.


                                          /s/ Marks Shron & Company, LLP

May 28, 1997







                                      -4-

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


                       DELTA FUNDING CORPORATION 401(K)
                             PROFIT SHARING PLAN

               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                 DECEMBER 31,





                                                           1996           1995
                                                         --------       --------

Investments at Fair Value - Note 3
      Mutual Funds                                      $ 693,494      $ 459,735

      Common stock                                        197,087              -

Participants' contributions receivable                     37,469         24,105

Loans receivable - participants                            18,991          7,425

Due from sponsor                                            1,918              -
                                                         --------       --------

Net Assets Available for Benefits                       $ 948,959      $ 491,265
                                                        =========      =========





See Independent Auditors' Report and Notes to Financial Statements.


                                      -5-

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


                        DELTA FUNDING CORPORATION 401(K)
                               PROFIT SHARING PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1996








Additions to Net Assets Attributed to:
      Participants' contributions                                       $397,894
      Investment earnings                                                 27,728
      Interest on loans to participants                                      687
      Net appreciation of investments
                  Mutual funds                      $ 45,927
                  Common stock                        16,424              62,351
                                                    --------            --------
                                                                         488,660

Deductions from Net Assets Attributed to:
      Distributions to participants                                       30,966
                                                                        --------

INCREASE IN NET ASSETS                                                  $457,694
                                                                        ========










See Independent Auditors' Report and Notes to Financial Statements.

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
                        DELTA FUNDING CORPORATION 401(K)
                               PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1996


NOTE 1:    PLAN DESCRIPTION

           The following description of the Delta Funding Corporation 401(K) Profit-Sharing Plan ("the Plan") provides only general information. Participants should refer to the Plan Agreement, as amended, for a more complete description of the Plan's provisions.

           GENERAL

           The Delta Funding Corporation 401(K) Profit Sharing Plan is a defined contribution plan covering all full time employees of Delta Funding Corporation, William J. Horan and L.I. Closing Corp. ("the Companies") who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA).

           CONTRIBUTIONS

           The Companies contribute to the plan the amounts deferred by the participants in the Plan. Eligible employees can elect to defer up to ten percent of their compensation, as defined by the plan, limited to the maximum for each year ($9,500 in 1996) permitted by the Internal Revenue Code. In addition, the Companies can contribute discretionary amounts, of which none were contributed in 1996.

           PARTICIPANTS' ACCOUNTS

           Contributions are invested in one of six mutual funds or, pursuant to an October 1996 amendment, the common stock of Delta Financial Corporation (see Note 6). Contribution selections are designated by the participants.

           VESTING

           Participants' contributed funds arising from salary reductions and the earnings thereon, are fully vested at all times. Vesting in the Companies contribution portion, if any, of their account balance plus earnings thereon is based on years of service. A participant is 100% vested after 5 years of service.

           LOANS TO PARTICIPANTS

           Once per year, participants may borrow from their 401(k) accounts a minimum of $1,000 up to a maximum of 50% of their account balance. Employees are entitled to borrow from their account for a maximum loan term of five years. The interest rate charged to employees is prime.

                        DELTA FUNDING CORPORATION 401(K)
                               PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1996


NOTE 1:    PLAN DESCRIPTION (CONTINUED)

           PAYMENT OF BENEFITS

           On termination of service due to death, disability or retirement , a participant may elect to receive an amount equal to the value of the participants' vested interest in their account in either a lump sum amount or in various annuity options. For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump sum distribution.

           OPERATING EXPENSES

           Any operating expenses of the Plan are absorbed by the Plan Sponsor.

NOTE 2:    SUMMARY OF ACCOUNTING POLICIES

           BASIS OF ACCOUNTING

           The financial statements of the Plan are prepared under the accrual method of accounting.

           INVESTMENT VALUATION

           The Plan's investments are stated at fair value.

           USE OF ESTIMATES

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures

NOTE 3:    INVESTMENTS AT FAIR VALUE

           The Plan's investments are held by Putnam Investments except for its Delta Financial Corporation stock which is held by Prudential Securities. The following table presents the fair values, as determined by quoted market price, of the investments:

               Putnam Investments -        Fair Value        Net        Investment       Net          Fair Value    Number Of
                   Mutual Funds              1/1/96     Contributions    Earnings    Appreciation      12/31/96      Shares
           ------------------------        ----------   -------------   ----------   ------------     ----------    ---------
           Diversified Income                 $ 21,086     $  7,877      $   1,793    $     547        $   31,303       2,522
           Growth & Income                     109,593       41,927         13,944       15,323           180,787      10,134
           Global Govt Income                    5,002         (210)           386          (35)            5,143         360
           Government Global Fund               89,540       25,528          8,757        8,445           132,270      12,548
           Money Market Fund                     4,567           28            261            -             4,856       4,856
           New Opportunities Fund              229,947       84,954          2,587       21,647           339,135       8,584
           Delta Financial Corporation               -      180,658              -       16,424           197,087      10,949
                                              --------    ---------      ---------    ---------       -----------
                                              $459,735     $340,762      $  27,728    $  62,351        $  890,581
                                              ========     ========      =========    =========        ==========

                        DELTA FUNDING CORPORATION 401(K)
                               PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1996


NOTE 4:    PLAN TERMINATION

           Although it has not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 5:    TAX STATUS

           The Plan obtained its latest determination letter on October 4, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

NOTE 6:    RELATED PARTY TRANSACTIONS

           In November 1996, the Plan, pursuant to an initial public offering, purchased 10,949 shares of stock in Delta Financial Corporation, the plan sponsor, at the initial offering price of $16.50 a share or $180,658.

NOTE 7:    SUBSEQUENT EVENTS

           In January 1997, the Delta  Funding  Corporation  Profit Sharing Plan
           was  merged  into  the  Delta  Funding   Corporation   401(k)  Profit
           Sharing Plan.

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



                        DELTA FUNDING CORPORATION 401(K)
                               PROFIT SHARING PLAN

           LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               E.I.N. # 11-2609517
                                   PLAN # 002
                                      1996





                                   DESCRIPTION OF INVESTMENT
        IDENTITY OF ISSUE,       INCLUDING MATURITY DATE, RATE
       BORROWER, LESSOR, OR     OF INTEREST, COLLATERAL, PAR OR
         SIMILAR PARTY                   MATURITY VALUE               COST         CURRENT VALUE
(A)            (B)                            (C)                     (D)               (E)
----  ----------------------   ---------------------------------   -----------       ---------



      Putnam Investments       Diversified Income                    $ 29,886        $ 31,303
      Putnam Investments       Growth & Income                       $141,174        $180,787
      Putnam Investments       Global Govt Income                    $  4,986        $  5,143
      Putnam Investments       Global Growth Fund                    $114,088        $132,270
      Putnam Investments       Money Market Fund                     $  4,856        $  4,856
      Putnam Investments       New Opportunities Fund                $254,903        $339,135
      Delta Financial Corp.    Common stock                          $180,658        $197,087
      Participant loans        8.25% - 8.75%                         $      0        $ 18,991





See Independent Auditors' Report and Notes to Financial Statements.

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


                        DELTA FUNDING CORPORATION 401(K)
                               PROFIT SHARING PLAN

                 LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                               E.I.N. # 11-2609517
                                   PLAN # 333
                                      1996





    (A)             (B)            (C)         (D)       (E)        (F)          (G)          (H)              (I)
------------- ---------------- ----------- ---------- --------- -------------- ----------- --------------  ----------
              Description of                                                                 Current
              asset (include                                      Expense                    Value of
Identity of   interest rate and                                   Incurred                   Asset on
Party         maturity in case   Purchase    Selling    Lease     With          Cost of      Transaction   Net Gain
Involved      of a loan)         Price       Price      Rental    Transaction   Asset        Date          Or (loss)
------------- ---------------- ----------- ---------- --------- -------------- ----------- --------------  ----------

        -     Common stock
              of Delta
              Financial Corp.    $180,659                                       $180,659      $180,659     $ -0-












See Independent Auditors' Report and Notes to Financial Statements.







                                      -11-
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

                                                                      EXHIBIT 1


                          Independent Auditors' Consent


The Board of Directors and Stockholders
Delta Financial Corporation

We consent to incorporation by reference in the Registration Statement (Form S-8
No. 333-15835) pertaining to the Delta Funding Corp. 401(k) Profit Sharing Plan, relating to the Statements of Net Assets Available for Benefits of the Delta
Funding Corp. 401(k) Profit Sharing Plan as of December 31, 1996 and 1995 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1996 and all schedules included in this annual report on Form 11-K.

                                      /s/ Marks Shron & Company LLP



Great Neck, New York
June  26, 1997